EXHIBIT 7


                            [USA NETWORKS, INC. LOGO]

FOR IMMEDIATE RELEASE

            USA NETWORKS, INC. AND TICKETMASTER GROUP, INC. ANNOUNCE
                           DEFINITIVE MERGER AGREEMENT

New York and Los Angeles--March 23, 1998 - USA Networks, Inc. (NASDAQ: USAI) and Ticketmaster Group, Inc. (NASDAQ: TKTM) announced today that they have entered into a definitive merger agreement pursuant to which USAi will acquire each remaining share of Ticketmaster not owned by it at the time of the merger for
 .563 of a USAi common share (1.126 shares after giving effect to the USAi 2-for-1 stock split to be paid to USAi shareholders on March 26, 1998). As announced on March 10, 1998, USAi had previously reached an agreement in principle with the Ticketmaster Board of Directors, based on the recommendation of a special committee of the Ticketmaster Board, regarding the economic terms of the transaction.

The transaction is subject to approval by Ticketmaster shareholders. USAi expects to complete the transaction early in the third quarter.

Barry Diller, Chairman and Chief Executive Officer of USA Networks, Inc., said, "It should be said once and clearly that Ticketmaster's growth and dominance has primarily been the achievement of its founding leader, Fred Rosen. With his cooperation and the continuing efforts of the talented group of executives underneath him, we at USA will try to do as well building the Company's future as he has its past."

Fredric Rosen, President and Chief Executive Officer of Ticketmaster, said, "I am proud of the unique franchise we have built at Ticketmaster over the past 15 years and pleased that our shareholders will receive a fair price in an attractive currency. I am confident they will continue to benefit as shareholders of USA Networks, Inc. under Barry Diller's leadership."

USA Networks, Inc. is a diversified media and electronic commerce company with assets that include the following: the USA Network; the Sci-Fi Channel; USA Networks Studios, which consists of first-run production & distribution, TV movies & mini-series and network production & development; USA Broadcasting, which includes the USA Station Group and SF Broadcasting; Home Shopping Network and the Internet Shopping Network.

Ticketmaster is the world's leading computerized ticketing service, selling over 70 million tickets a year through approximately 2,900 retail ticket center outlets, 29 telephone call centers and Ticketmaster's Internet site.

                                    CONTACTS

USA NETWORKS, INC.                                   TICKETMASTER GROUP, INC.

PRESS RELATIONS:                                     George Sard, Debbie Miller
Jennifer Goebel                                      Sard Verbinnen & Co.
212-247-5823                                         212-687-8080

INVESTOR RELATIONS

Roger Clark
212-247-0226

                                  MEDIA RELEASE

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